UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

SEACOR Holdings Inc.

(Name of Subject Company)

SEACOR Holdings Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

811904101

(CUSIP Number of Class of Securities)

William C. Long

Chief Legal Officer

2200 Eller Drive

Fort Lauderdale, Florida, 33316

(954) 523-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Scott W. Golenbock

Brett Nadritch

Milbank LLP

55 Hudson Yards

New York, New York 10001-2163

(212) 530-5000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents related to the proposed acquisition of SEACOR Holdings Inc. ("SEACOR" or the “Company”), pursuant to the terms of an Agreement and Plan of Merger, dated as of December 4, 2020, by and among the Company, Safari Parent, Inc. (“Parent”) and Safari Merger Subsidiary, Inc. (“Merger Sub”).

1.

Joint Press Release, dated December 7, 2020, issued by the Company and Parent on December 7, 2020, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K as filed with the United States Securities and Exchange Commission on December 7, 2020 (File No. 001 – 12289).

2.

Letter to the Company’s Employees from Charles Fabrikant, Executive Chairman and Chief Executive Officer of the Company, and Eric Fabrikant, Chief Operating Officer of the Company, first used on December 7, 2020, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

3.	Letter to Customers, first used on December 7, 2020, a copy of which is attached hereto as Exhibit 99.3 and incorporated is herein by reference.

4.	Customer Talking Points and FAQ, first used on December 7, 2020, a copy of which is attached hereto as Exhibit 99.4, and is incorporated herein by reference.

5.	Manager and Captain Talking Points and FAQ, first used on December 7, 2020, a copy of which is attached hereto as Exhibit 99.5, and is incorporated herein by reference.

Items #1-5 above were first used or made available on December 7, 2020. In addition, the information set forth under Item 1.01 and Item 8.01 of the Current Report on Form 8-K filed by the Company on December 7, 2020 (including all exhibits attached thereto) are incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer described in this Schedule 14D-9C has not yet commenced. This Schedule 14D-9C is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of SEACOR, nor is it a substitute for any tender offer materials that Parent, Merger Sub or the Company will file with the SEC. A solicitation and an offer to buy shares of the Company will be made only pursuant to an offer to purchase and related materials that Parent intends to file with the SEC. At the time the tender offer is commenced, Parent will file a Tender Offer Statement on Schedule TO with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of the Company at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting the Company. Free copies of these materials and certain other offering documents will be made available by the Company upon request, by mail to SEACOR Holdings Inc., 2200 Eller Drive, Fort Lauderdale, FL 33316, attention: Investor Relations, or by phone at 1-954-523-2200, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by the Company will be available free of charge under the “Investors” section of the Company’s internet website at seacorholdings.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, the Company files annual, quarterly and current reports, proxy statements and other information with the SEC. The Company’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This filing, as well as the exhibits attached hereto, includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements discussed in this communication as well as in other reports, materials and oral statements that the Company releases from time to time constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “believe,” “plan,” “target,” “forecast” and similar expressions are intended to identify forward-looking statements, including statements about the potential benefits of the proposed transaction, the prospective performance and outlook of the surviving company’s business, performance and opportunities, the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction. Such forward-looking statements concern management’s expectations, strategic objectives, business prospects, anticipated economic performance and financial condition and other similar matters. Forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties that could cause actual results to differ materially from those anticipated or expected by management of the Company. These statements are not guarantees of future performance and actual events or results may differ significantly from these statements. Actual events or results are subject to significant known and unknown risks, uncertainties and other important factors, including (i) uncertainties as to the timing and expected financing of the tender offer; (ii) the risk that the proposed transaction may not be completed, or if it is completed, that it will close in a timely manner; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; (v) the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived; (vi) the possibility of business disruptions due to transaction-related uncertainty and the response of business partners to the announcement, including customers; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; (ix) risks relating to the COVID-19 pandemic, including the volatility the pandemic has caused in the capital markets and the effects it has had and could continue to have on the global economy and (x) various other matters and factors discussed in Item 1A (Risk Factors) of the Company’s Annual report on Form 10-K and other reports filed by the Company with the SEC. It should be understood that it is not possible to predict or identify all such factors. Consequently, the preceding should not be considered to be a complete discussion of all potential risks or uncertainties. Given these factors, investors and analysts should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of the document in which they are made. The Company disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which the forward-looking statement is based, except as required by law. It is advisable, however, to consult any further disclosures the Company makes on related subjects in its filings with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (if any). These statements constitute the Company’s cautionary statements under the Private Securities Litigation Reform Act of 1995.

Exhibit No.	Description

99.1

Joint Press Release, dated December 7, 2020, issued by the Company and Parent, on December 7, 2020, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K as filed with the United States Securities and Exchange Commission on December 7, 2020 (File No. 001 – 12289).

99.2

Letter to the Company’s Employees from Charles Fabrikant, Executive Chairman and Chief Executive Officer of the Company, and Eric Fabrikant, Chief Operating Officer of the Company, first used on December 7, 2020

99.3	Letter to Customers, first used on December 7, 2020.

99.4	Customer Talking Points and FAQ, first used on December 7, 2020.

99.5	Manager and Captain Talking Points and FAQ, first used on December 7, 2020.